October 7, 2005

Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
SEC Staff Comment Letter dated October 5, 2005 regarding Peregrine Systems, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Filed July 1, 2005 and Report on Form 8-K, Filed July 5, 2005 (File No. 0-22209)

Dear Mr. Skinner:

        After further review of the guidance in Question 17 of the FASB Staff Implementation Guide on Applying SFAS 86 and Item 302 of Regulation S-K, the Company will revise its classification of amortization of developed technology to include it as a component of "Cost of licenses" in its consolidated statement of operations for all periods presented in its proposed Form 10-K/A for the fiscal year ended March 31, 2005 to be filed in the near term. The Company will also disclose this reclassification in Note 2, "Summary of Significant Accounting Policies," to its consolidated financial statements in this same Form 10-K/A. Finally, the Company will present a gross profit line item in the Item 302 quarterly financial data presented in Note 16, "Quarterly Financial Data (Unaudited)," to its consolidated financial statements in this same Form 10-K/A.

        Should you have any questions regarding these responses or require any additional information, please contact Russ Clark, our Chief Accounting Officer, at (858) 720-5360.

Sincerely,
/s/  JOHN MUTCH

John Mutch
 President and Chief Executive Officer